Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Premium Nickel Resources Ltd. ("Premium Nickel" or the "Corporation"),

(formerly North American Nickel Ltd. ("NAN"))

3400 One First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A4

Item 2	Date of Material Change

August 3, 2022

Item 3	News Release

A news release in respect of the material change referred to in this report was issued through Newsfile and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on August 3, 2022.

Item 4	Summary of Material Change

On August 3, 2022, Premium Nickel completed its reverse takeover transaction ("RTO Transaction") whereby Premium Nickel Resources Corporation ("PNR") and 1000178269 Ontario Inc. ("NAN Subco"), a wholly-owned subsidiary of NAN, amalgamated by way of a triangular amalgamation (the "Amalgamation") under section 174 of the Business Corporations Act (Ontario) ("OBCA"). As a consequence of the Amalgamation, among other things, the common shares of PNR were exchanged on the basis of 1.054 common shares of the Corporation after giving effect to the Consolidation (as defined herein) (the "Common Shares") for each common share of PNR outstanding immediate prior to the Amalgamation) (the "Exchange Ratio"), which resulted in a "reverse takeover" of the Corporation by PNRC pursuant to the policies of the TSX Venture Exchange (the "Exchange").

Item 5	Full Description of Material Change

On August 3, 2022, Premium Nickel completed its RTO Transaction whereby PNR and NAN Subco amalgamated by way of a triangular amalgamation under the OBCA. As a consequence of the Amalgamation, among other things, each common share of PNR outstanding immediately prior to the Amalgamation was exchanged for 1.054 Common Shares, which resulted in a "reverse takeover" of the Corporation by PNR pursuant to the policies of the Exchange.

In addition, options of PNR outstanding immediately prior to the effective time of the RTO Transaction were exchanged and adjusted pursuant to the terms of the Amalgamation such that holders thereof are entitled to acquire options of the Corporation after giving effect to the Exchange Ratio.

As part of the RTO Transaction, among other things, NAN (i) completed a consolidation of its common shares on the basis of one post-consolidation common share for five pre-consolidation common shares (the "Consolidation") on July 27, 2022, (ii) continued from under the laws of the province of British Columbia to the laws of the province of Ontario under the OBCA on July 29, 2022 (the "Continuance"), and (iii) changed its name from "North American Nickel Inc." to "Premium Nickel Resources Ltd." (the "Name Change"). Shareholder approval in respect of the Consolidation, the Continuance, the Name Change as well as the reconstitution of the board and management of the Corporation following the RTO Transaction was obtained on June 23, 2022 at the annual and special meeting of shareholders.

The RTO Transaction was conditionally approved by the Exchange on July 21, 2022 and final approval of the Exchange in respect of the RTO Transaction and an Exchange bulletin disseminated on August 16, 2022. The Common Shares commenced trading on the Exchange on August 18, 2022 under the symbol "PNRL".

Further details regarding the RTO Transaction, the Amalgamation, the Consolidation, Continuance and Name Change are set out in (i) the management information circular of Premium Nickel dated May 16, 2022, and (ii) the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) of Premium Nickel dated July 22, 2022 (the "Filing Statement"), both of which are available on SEDAR (www.sedar.com) under the Corporation's issuer profile.

Conversion of Subscription Receipts

On August 3, 2022, upon satisfaction of the escrow release condition, 4,223,600 subscription receipts of the Corporation, which were issued on April 28, 2022 pursuant to a brokered private placement of the Corporation at a price of $2.40 per subscription receipt (in each case on a post-Consolidation basis) for gross proceeds of approximately $10.1 million, were converted into 4,223,600 common shares of the Corporation, and the net subscription proceeds were released from escrow and delivered to the Corporation.

Management and Board Reconstitution

Effective upon closing of the RTO Transaction, the Board of Directors of PNRL was reconstituted to consist of: Charles Riopel (Chair), John Chisholm, John Hick, Sheldon Inwentash, Keith Morrison, Sean Whiteford and William O'Reilly.

Effective upon closing of the RTO Transaction, management of the Corporation was reconstituted to consist of: Keith Morrison (Chief Executive Officer), Mark Fedikow (President), Sarah Zhu (Chief Financial Officer) and a further technical team consisting of Sharon Taylor (Chief Geophysicist) and Peter Lightfoot (Consulting Chief Geologist). Subsequent to closing, Timothy Moran was appointed as Corporate Secretary of the Corporation.

Escrowed Securities

In accordance with the completion of the RTO Transaction, certain securities of the Corporation, including securities held by certain Principals (as defined in the policies of the Exchange) of the Corporation, are subject to escrow in accordance with Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions of the Exchange (the "Exchange Escrow"). A copy of the escrow agreement among the Corporation, certain Principals and Computershare Investor Services Inc., as escrow agent, is available on SEDAR (www.sedar.com) under Premium Nickel's issuer profile.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

604-770-4334

Item 9	Date of Report

August 23, 2022